99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
January 5, 2024	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Via EDGAR and E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera
Pam Long
Eric McPhee
Jennifer Monick

Re:	Ferrovial SE
Amendment No. 2 to Draft Registration Statement on Form 20-F
Confidentially submitted on December 15, 2023
CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby filing a registration statement on Form 20-F (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form 20-F on a confidential basis with the Securities and Exchange Commission (the “Commission”) on October 10, 2023 (the “Draft Registration Statement”), a first amended version of the Draft Registration Statement on November 21, 2023 (“First Amended Draft Registration Statement”), and a second amended version of the Draft Registration Statement on December 15, 2023 (“Second Amended Draft Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Second Amended Draft Registration Statement received on December 26, 2023 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

January 5, 2024

Item 5. Operating and Financial Review and Prospects, 5.B.6.2 Cash Flows from Infrastructure Projects, Cash Flows Excluding Infrastructure Projects and Adjusted Cash Flows, page 138

Response: The Company respectfully acknowledges the Staff’s comments and, before specifically addressing comments 1 through 3 below, the Company would like to clarify two main points relating to the approach the Company uses in reporting its cash flow information to the market:

First: the Company reports “Adjusted Cash Flows” as a non-IFRS measure. The Company’s management considers “Adjusted Cash Flows” useful because it provides a further explanation of the evolution of the changes to the Company’s Consolidated Net Debt during the reporting period, instead of only considering the changes in cash and cash equivalents, as reported in the Company’s consolidated financial statements in accordance with IAS 7. Consolidated Net Debt is the measure the Company uses internally to evaluate its global indebtedness and take decisions on its financial structure. Investors and rating agencies use this measure for the same purpose.

Second: In its evaluation of Consolidated Net Debt and cash flows, the Company further separates Adjusted Cash Flows into cash flows from infrastructure projects (Infrastructure Cash Flows) and cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows). The Company’s management believes this way of presenting cash flows is helpful for investors and rating agencies because the presentation of Ex-Infrastructure Cash Flows evolution helps to show the evolution of the changes to the Consolidated Net Debt excluding infrastructure projects, because the debt of infrastructure project companies has: (i) no recourse to the Company or its consolidated subsidiaries (the “Group Companies” and, together with the Company, the “Group”) or (ii) the recourse is limited to guarantees issued by the Group Companies. Consolidated Net Debt excluding infrastructure projects is used by analysts and rating agencies to better understand the actual indebtedness of the Group. Rating agencies use “ex-infrastructure project” credit metrics, including Ex-Infrastructure Cash Flows, to rate the Company’s corporate bonds. They apply this approach because it tracks the way the Company’s management views the capital structure. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach, if any of the Group’s projects underperform.

1.	We note your response to prior comment 1, which indicates that you are treating infrastructure companies that are consolidated within your audited financial statements as investments in shares for the purpose of these non-IFRS measures. Please revise your filing to explicitly and clearly disclose this information. In addition, we are unclear if you are changing the basis of your associate companies (equity-accounted companies) within your non-IFRS measures, please tell us and revise your filing to explicitly and clearly state if you are or are not changing the basis of your associate companies (equity-accounted companies).

Response: The Company respectfully acknowledges the Staff’s comments and, in response to the Staff’s comment, confirms that the Company is treating infrastructure companies that are consolidated within the Company’s audited financial statements as investments in shares, but only for the purposes of splitting Infrastructure Cash Flows and Ex-Infrastructure Cash Flows.

For the purpose of splitting both cash flows, the Company recognizes Infrastructure Cash Flows as (i) dividends paid by, (ii) equity received by, infrastructure projects that are globally consolidated and (iii) other cash flows and Ex-Infrastructure Cash Flows as (i) dividends received from, (ii) equity investment in relation to those same globally-consolidated infrastructure projects and (iii) other cash flows. This approach means that, for the purpose of Ex-Infrastructure Cash Flows, infrastructure companies that are globally consolidated in our financial statements are treated as an investment in shares that are not consolidated. The rationale for the Company’s decision to historically present “Adjusted Cash Flows” as a split of “Ex-Infrastructure Cash Flows” and “Infrastructure Cash Flows” is further discussed in the second limb to our introductory response to the Staff’s comments, included above.

January 5, 2024

As further clarified in the response to comment 2 below, the impact of the abovementioned treatment is eliminated in the Adjustments column. Therefore, Adjusted Cash Flows includes cash flows from infrastructure project companies using the same consolidation basis applied for the reporting of the consolidated cash flows prepared in accordance with IAS 7.

Regarding the change of the basis of presentation for “associate” companies (equity-accounted companies) within the Company’s non-IFRS measures, the Company confirms to the Staff that the cash flows for equity-accounted companies are exactly the same as in the IFRS financial statements and, therefore, the Company is not changing the basis of presentation for such companies within the Company’s non-IFRS measures. Irrespective of an equity-accounted company being an infrastructure project, the Company includes in its consolidated cash flows, prepared under IFRS, the cash flows of its investments in the equity-accounted company and distributions and other payments or receipts between the Company and the equity-accounted company. This approach is in accordance with IAS 7 p.37.

In response to the Staff’s comment, the Company revised the disclosure on pages 140 through 144 and included explanatory footnotes to the tables presented on pages 146 through 147 of the Registration Statement.

2.	We note your response to prior comment 1 and your related revisions to your filing. It appears that your non-IFRS measures of Infrastructure Cash Flow, Ex-Infrastructure Cash Flow and Adjusted Cash Flows have the effect of changing the basis of accounting for certain entities to account for them as if they were investments in shares. Please tell us how you determined it was appropriate to present these measures that change the basis of accounting for these entities.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, advises the Staff that, for the purpose of splitting the Adjusted Cash Flows between Ex-Infrastructure Cash Flows and Infrastructure Cash Flows, the Company treats those infrastructure project companies that are consolidated in the Company’s financial statements as if they were investments in shares, but only for the purposes of that split.

As explained in our response to the Staff’s comment 1 above, the Company understands that this approach does not change the basis of accounting for those entities, as for Adjusted Cash Flows (which represents the sum of Infrastructure Cash Flows, Ex-Infrastructure Cash Flow and Adjustments), the impact recognized in the Ex-Infrastructure Cash Flows and Infrastructure Cash Flows (mainly investments in equity and returns related to infrastructure projects that are consolidated globally at the Group level) is eliminated as adjustments in the Adjustments column in the tables presented on pages 146 through 147.

In response to the Staff's comment, the Company also revised the disclosure on pages 140 through 144 of the Registration Statement.

January 5, 2024

3.	It does not appear that you have presented a reconciliation of your non-IFRS measures of Infrastructure Cash Flow and Ex-Infrastructure Cash Flow to the most directly comparable IFRS financial measure or measures. Please revise your disclosure to include these reconciliations. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 147 through 153 of the Registration Statement to include such reconciliations.

Item 6. Directors, Senior Management, and Employees

6.C.1.4. Corporate Governance Practices, page 167

4.	We note your statement that under Dutch law, a majority of votes cast may approve a resolution in a meeting where no quorum is required under Dutch law or the company’s Articles of Association. Please clarify what resolutions or actions must be approved in a meeting where a quorum is required under Dutch law or the company’s Articles of Association, and state the quorum requirement.

Response: The Company respectfully acknowledges the Staff’s comment and, advises the Staff that, under Dutch law, a resolution for a specific form of legal demerger whereby different shareholders of the Company may acquire shares in different companies resulting from the demerger, is subject to a quorum of 95% of the outstanding share capital. The Company’s Articles of Association do not provide for additional quorum requirements. The Company revised the disclosure on page 178 of the Registration Statement to provide this clarification.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict

of LATHAM & WATKINS LLP

cc:	(via email)
Ignacio Madridejos, Chief Executive Officer of Ferrovial SE
Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE
Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE